WINDELS MARX LANE & MITTENDORF, LLP

156 WEST 56TH STREET

NEW YORK, N.Y. 1001[redacted]

TEL: (212) 237-1000

FAX: (212) 262-1215

NEW BRUNSWICK, NJ

PRINCETON, NJ

STAMFORD, CT

BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

April 9, 2002

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 20 March 2002.

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – DA Crawford – 28 March 2002.

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/cl
Enclosures

dlw 4/16

bcc: Ms. Mary Taylor
Deputy Company Secretary
BHP Billiton Plc
1-3 Strand
London WC2N 5HA United Kingdom

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 20 March 2002

AVS No: 500470

For Release: 7.00 a.m., 21 March 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton announces that on 14 March 2002, Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 1,833 ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton was notified of the transaction on 20 March 2002.

The sales were made on behalf of a non-relevant participant of the Company's Restricted Share Scheme (*not any director of BHP Billiton or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 322,483 shares as potential beneficiaries of the Trust.

Ends

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

28 March 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr D A Crawford
Date of last notice	4 January 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder)	The registered holder is Melpeat Pty Ltd, the trustee of a family trust of which Mr Crawford is a potential beneficiary
Date of change	28.3.02
No. of securities held prior to change	Nil
Class	Ordinary shares in BHP Billiton Limited
Number acquired	3000
Number disposed	
Value/Consideration	$11.44 per share
No. of securities held after change	3000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade
Any additional information	In addition, Mr Crawford is the registered owner of 9826 ordinary shares in BHP Billiton Limited. This shareholding has not changed.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—

Part 3 – Change of director's interests in options or other rights granted by the entities (cont'd)

Description of securities involved: ***Class; number***	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs M Taylor – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852